Exhibit 99.1

Maris-Tech Secures First Substantial Production Order from a Leading Defense Loitering Munitions Manufacturer

Following successful pilot deployments, the order marks the transition to operational supply of Jupiter Drone edge video processing systems for defense applications

Rehovot, Israel, Feb. 19, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced it has received its first substantial production order from a new customer, which is a dominant player in the defense loitering munitions sector. The order follows the successful completion of pilot projects with the customer and initial system validation, marking the first substantial operational supply order.

The production order reflects the customer’s move from evaluation to operational deployment, which the Company believes demonstrates the maturity, integration readiness, and field performance of Maris-Tech’s Jupiter Drones edge video processing platform.

Unmanned aerial vehicles and loitering munitions require onboard intelligence processing that can operate with limited bandwidth, intermittent connectivity, and strict size, weight, and power constraints. Maris-Tech’s Jupiter architecture enables advanced onboard video encoding, AI-driven analytics, and mission-critical intelligence, surveillance, and reconnaissance processing directly at the tactical edge, supporting autonomous targeting workflows, situational awareness, and real-time operator decision support.

“We believe that this order represents a significant milestone for Maris-Tech, strengthening our position as a technology provider to next-generation loitering defense systems,” said Israel Bar, Chief Executive Officer at Maris-Tech. “We are proud of what we believe is a strong validation that this order represents within the loitering munitions market.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the maturity of the Company’s platform; integration readiness; that the order represents a significant milestone for the Company, strengthening its position as a technology provider to next-generation loitering defense systems and the Company’s belief that the order represents a validation within the loitering munitions market. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com